

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2010

William J. Clifford
Chief Financial Officer
Penn National Gaming, Inc.
825 Berkshire Blvd., Suite 200
Wyomissing, Pennsylvania 19610

      Re: **Penn National Gaming, Inc.**
             Form 10-K: For the Fiscal Year Ended December 31, 2009
             Filed on February 26, 2010
             File No. 000-24206

             Form 10-Q: For the Quarter Ended March 31, 2010
             Filed on May 7, 2010
             File No. 000-24206

             Form 8-K
             Filed on April 27, 2010
             File No. 000-24206

             Schedule 14A
             Filed on April 30, 2010
             File No. 000-24206

Dear Mr. Clifford:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K: For the Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill and other intangible assets, page 39

1.   We note your significant impairment charges in 2009 and 2008. To address the known uncertainty that exists when material goodwill is allocated to a reporting unit that is at risk of failing step one of an impairment test, please revise to disclose the:

- percentage by which fair value exceeded carrying value as of the most recent step-one test
- amount of goodwill allocated to the unit
- description of key assumptions that drive fair value
- the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect

Results of Operations

Gaming Revenue, page 43

2.   We note that you discuss certain factors to which changes are attributable, but you do not quantify some of these factors. For example, you state that gaming revenue at Hollywood Casino Lawrenceburg decreased by $11.4 million in 2009, primarily due to new competitive pressures, the reduced capacity of, and subsequent temporary closure of, the casino as part of the transition to the new casino riverboat, and decreases in consumer spending on gaming activities caused by current economic conditions, all of which were partially offset by an increase due to the opening of the new casino riverboat in late June 2009, but you do not quantify each of the different factors. In future filings please ensure that all material factors are analyzed and quantified to the extent practicable.

Liquidity and Capital Resources, page 53

3.   Please revise to discuss cash provided by operating activities in terms of cash. For example, discuss cash received from customers, cash paid to suppliers, etc. Please refer to section IV.B.1 of FR-72 for guidance.

4.   With regard to your debt obligations, please revise to discuss, to the extent known, your currently anticipated plan for meeting your current and long-term contractual obligations.

Item 8. Financial Statements and Supplementary Data

Note 4. Summary of significant accounting Policies

Goodwill and Other Intangible Assets, page 72

5.   Please tell us and disclose in future filing why you consider your gaming licenses and racing permits to be indefinite life intangibles assets.

Note 12. Commitments and Contingencies, page 89

6.   Please tell us and disclose in future filings how you are accounting for the 3% tax surcharge that you are paying into a protest fund. Additionally, please tell us and disclose the total amount paid during the year and your balance in the protest fund.

Form 10-Q for the Quarter Ended March 31, 2010

Item 4. Controls and Procedures, page 38

7.   Your disclosure here specifically refers to only a portion of the disclosure controls and procedures as defined in Exchange Act rules 13a-15(e) and 15d-15(e). That is, you did not also indicate the portion of the disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports filed or submitted under the Act is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. Although there is no requirement to disclose the full definition, specific reference to only a portion of the definition gives the appearance of limiting management's conclusion solely to the portion referred to. Please represent to us and revise future filings for management's conclusion in regard to the company's disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e).

Form 8-K Filed on April 27, 2010

8.   As net income is being adjusted for other items in addition to interest, taxes, depreciation and amortization such as charge for stock compensation, please revise future disclosure to properly title the measure "Adjusted EBITDA" or similar, as appropriate. Please refer to question 103.01of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures released on January 11, 2010 for further guidance.

Schedule 14 A

Risk Oversight, page 4

9.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     You may contact Aamira Chaudhry at 202-551-3389 for questions regarding the financial statements and related matters or Nolan McWilliams at 202-551-3217 for questions regarding Schedule 14A. You may also call me at 202-551-3380.

                                        Sincerely,

                                        Lyn Shenk
                                        Branch Chief